Mail Stop 3720

December 21, 2006

Mr. Carlo Orazio Buora
Chief Executive Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123 Milan, Italy

> **Re**:   **Telecom Italia S.p.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed May 19, 2006**
> **File No. 1-13882**

Dear Mr. Buora:

We have reviewed your supplemental response letter dated October 19, 2006 as well as your filing and have the following comments. As noted in our comment letter dated September 26, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004 and 2005, page F-8

1.   We are still considering your response to prior comment 3.

Note 3 – Accounting Policies, page F-13

Inventory, page F-21

2.   Tell us your accounting policy for determining the value of mobile handset inventory. To the extent you have a practice of selling these handsets at an amount that is less than cost, tell us whether you recognize this loss through the valuation of inventory or whether you postpone the recognition of the loss until the handset is sold. Please refer to the applicable literature under IFRS that

supports your accounting policy. In addition, tell us your policy under US GAAP and how you considered any differences in your US GAAP reconciliation.

Note 6 – Goodwill and Other Intangible Assets with an Indefinite Life, page F-33

3.   We note your response to prior comment 7, in which you describe your methodology to remove the benefits of the new investments you intend to make over seven years. Your methodology assumes that all of your costs are variable and that their fluctuation is directly proportional to an increase in subscribers, which appears unlikely due to the nature of your operations and the significant network investments which are required. Therefore, it does not appear appropriate to us to apply a simple percentage, based on the ratio of existing to expected customers, to the forecasted cash-flows and terminal value in order to isolate the cash flows attributable to the existing customers. Tell us how you considered the limitations of this methodology and tell us whether the results of your impairment test differ if you perform a more specific calculation of forecasted future cash flows and terminal value.

Note 10 – Deferred Tax Assets and Reserve for Deferred Taxes, page F-46

4.   We note your response to prior comment 10. For US GAAP reporting, please disclose the total of all deferred tax assets and the total valuation allowance, as well as the net change during the year in the valuation allowance, as required by paragraph 43 of SFAS 109.

Note 43 – Reconciliation of IFRS As Adopted by the EU to US GAAP, page F-164

2. Purchase Method of Accounting for Other Transactions Occurred After the Adoption of IFRS, page F-166

5.   We note your response to prior comment 18. In order for us to evaluate your response and your accounting treatment under both IFRS and US GAAP, please provide us with a more detailed description of the transaction and address the following items:
   • Clarify for us the ownership structure of these entities by providing us with a diagram depicting your ownership interest before and after the transaction.
   • Describe for us in more detail the transactions discussed at page F-29 and clarify how your acquisition of interests in ISM S.r.l., Fananziaria Web, Nuova Tin.it. S.r.l., and Virgilio relates to this transaction. You may wish to include these entities in the diagram discussed above. In addition, clarify how you accounted for these acquisitions under IFRS and US GAAP.
   • Tell us why you accounted for the transaction as a movement of equity under IFRS, in light of your view that the acquisition represents the purchase of

minority interest. Clarify why your accounting treatment under IFRS differs from your accounting treatment of your acquisition of the minority interest in TIM, as you discussed in your response to prior comment 17.

Note 44 – Condensed Consolidated US GAAP Financial Statements, page F-170

Condensed Consolidated Statements of Operations in Accordance with US GAAP for the Years Ended December 31, 2004 and 2005

6.   We note your response to prior comment 20, where you state that you are not required to present US GAAP condensed consolidated financial statements under Item 18 of an annual report on Form 20-F. While we acknowledge that such condensed information is not explicitly required by the Form 20-F, we continue to believe that you are required to present information that illustrates the components of your operating expenses under US GAAP by function. Item 17(b) of Form 20-F states that "The financial statements shall disclose an information content substantially similar to financial statements that comply with U.S. generally accepted accounting principles and Regulation S-X." Item 18(b) of Form 20-F states that you must disclose "all other information required by U.S. generally accepted accounting principles and Regulation S-X". Therefore, we believe that this requirement includes compliance with Rule 5-03 of Regulation S-X, which specifies that the income statement should be presented using a functional format. You have presented operating expenses under US GAAP as one line item in your Condensed Consolidated Statements of Operations in Accordance with U.S. GAAP on page F-171. As a result, we believe you should expand this line item to present the captions "costs of revenues", or "costs of revenues (exclusive of depreciation and amortization shown separately below)", with a separate line item for "depreciation and amortization", "selling, general and administrative expenses", and any other material items that should be stated separately, such as gains/losses on disposals of assets or impairment charges. Please revise your presentation prospectively in future filings.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. In connection with responding to our comments, we remind you to provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director